02022835

RECEIVED APR - 1 2002 SEC MAIL SECTION WASH., D.C. 365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- ~~42507~~ 49865

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fuerst Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Horizon Court, Suite 207
(No. and Street)

Grand Junction (City) CO (State) 81506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Fuerst (970) 255-9995
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cordovano and Harvey, P.C.
(Name — *if individual, state last, first, middle name*)

201 Steele Street, Suite 300 (Address) Denver (City) CO (State) 80206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kim Fuerst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fuerst Securities Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Colo, County of Mesa
Signed before me on this 26 day of March, 2002 by Kim Fuerst
Notary Public

JUDY ALLEN NOTARY PUBLIC STATE OF COLORADO

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUERST SECURITIES CORPORATION
Index to Financial Statements

Cordovano and Harvey, P.C. *Certified Public Accountants*
201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

To the Board of Directors and Shareholder of
Fuerst Securities Corporation

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Fuerst Securities Corporation (the "Company") as of December 31, 2001, and the related statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fuerst Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Harvey, P.C.

Cordovano and Harvey, P.C
March 25, 2002

FUERST SECURITIES CORPORATION
Statement of Financial Condition

December 31, 2001

Assets

Deposit with clearing organization	$	26,461
Advances due from officer (Note 2)		11,266
Advances due from employee (Note 2)		25,000
Equipment, less accumulated depreciation of $3,913		1,305
	$	64,032

Liabilities and Shareholder's Equity

Accounts payable	$	4,605
Accrued expenses		2,750
Total liabilities		7,355
Shareholder's equity (Note 5):		
Common stock, no par value; 100,000 shares authorized, 41,700 shares issued and outstanding		93,212
Additional paid-in capital		10,000
Retained deficit		(46,535)
Total shareholder's equity		56,677
	$	64,032

See accompanying notes to financial statements

FUERST SECURITIES CORPORATION
Statement of Operations

For the Year Ended December 31, 2001

Rèvenue:		
Commissions	$	13,266
Interest		744
Total revenue		14,010
Expenses:		
Brokerage and clearance fees		10,626
Professional and consulting services		2,750
Filing fees		3,360
Depreciation		1,739
Other		4,400
Total expenses		22,875
Loss before income taxes		(8,865)
Income tax provision (Note 3)		—
Net loss	$	(8,865)

See accompanying notes to financial statements

FUERST SECURITIES CORPORATION
Statement of Shareholder's Equity

	Common Stock			Additional Paid-In		Retained		
	Shares		Amount		Capital		Deficit	Total
Balance at January 1, 2001	41,700	$	93,212	$	10,000	$	(37,670) $	65,542
Net loss for the year ended December 31, 2001	—		—		—		(8,865)	(8,865)
Balance at December 31, 2001	41,700	$	93,212	$	10,000	$	(46,535) $	56,677

See accompanying notes to financial statements

FUERST SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(8,865)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,739
Changes in operating assets and liabilities:		
Office and employee advances and other operating assets		(20,027)
Accounts payable and accrued expenses		254
Net cash used in operating activities		(26,899)
Net change in cash		(26,899)
Cash, beginning of period		26,899
Cash, end of period	$	—
Supplemental disclosure of cash flow information:		
Income taxes	$	—
Interest	$	—

See accompanying notes to financial statements

(1) Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Fuerst Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers ("NASD"). The Company earns commissions revenue by providing trading services to its customer accounts. Trading commissions include, but are not limited to, mutual funds, stocks, bonds, and options.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has suffered significant losses since inception. This factor, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to finance its operations with working capital advances from the Company's president and sole shareholder and revenue from increased broker-dealer activity.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Equipment and depreciation

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method.

Upon retirement or disposition of the equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Revenues

Customers' securities transactions are recorded on a settlement date basis with related commission income and clearing expenses recorded on a trade date basis.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Fair value of financial instruments

The carrying amounts of short-term obligations approximate their fair value because of the near-term maturity of those instruments.

(2) Related Party Transactions

A company affiliated by common ownership provided office space to the Company at no charge for the year ended December 31, 2001.

At December 31, 2000, an officer owed the Company $200 for advances paid during 2000. During the year ended December 31, 2001, the Company advanced the officer an additional $16,031. The officer repaid $4,965 of the advances prior to December 31, 2001. The remaining balance of $11,266 at December 31, 2001 is included in the accompanying financial statements as advances due from officer.

At December 31, 2000, an employee owed the Company $17,500 for advances paid during 2000. During the year ended December 31, 2001, the Company advanced the employee an additional $7,500. The balance of $25,000 at December 31, 2001 is included in the accompanying financial statements as advances due from employee.

(3) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate follows for the year ended December 31, 2001:

U.S. federal statutory graduated rate	15.00%
State income tax rate, net of federal benefit	3.94%
Net operating loss carryforwards	-18.94%
	0.00%

At December 31, 2001, deferred tax assets consisted of a net tax asset of $8,850, due to operating loss carryforwards of $46,535, which was fully allowed for, in the valuation allowance of $8,850. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the year ended December 31, 2001 totaled $1,679. The current tax benefit also totaled $1,679 for the year ended December 31, 2001. The net operating loss carryforward expires through the year 2021.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

(4) Concentrations

The Company conducts all of its trading services through one clearing agent. During the year ended December 31, 2000, brokerage and clearing fees paid to the clearing agent totaled $10,626, which made up 17.2 percent of the Company's total expenses.

(5) Commitments and contingencies

Net capital requirements

Pursuant to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined by the Rule. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $19,106 and $5,000, respectively.

Income taxes

The Company has not filed its corporate income tax return for the year ended December 31, 2000. The Company incurred a loss for the year ended December 31, 2000; however, the Company may be subject to penalties and interest charges related to the late filing of its income tax return. An estimate of the penalties and interest charges could not be made at December 31, 2001.

FUERST SECURITIES CORPORATION

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital		
Total shareholder's equity qualified for net capital	$	56,677
Deductions:		
Advances due from officer		(11,266)
Advances due from employee		(25,000)
Equipment, net		(1,305)
Net capital	$	19,106
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable	$	4,605
Accrued expenses		2,750
Total aggregate indebtedness	$	7,355
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)	$	490
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital at 1500%	$	18,616
Excess net capital at 1000%	$	18,371
Ratio: Aggregate indebtedness to net capital		0.38 to 1

Schedule II

Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17-A-5)

December 31, 2001

Net capital, as reported in Part IIA (X-17a-5) of Company's unaudited FOCUS report at December 31, 2001	$	47,619
Audit adjustments:		
Decrease in cash account		(100)
Decrease in deposit with clearing organization		(839)
Reclassify officer and employee receivables as non-allowable assets		(17,500)
Reclassify property and equipment as a non-allowable asset		(3,044)
Unrecorded liabilities		(7,030)
Net capital, as reported in the computation of net capital for Brokers and Dealers pursuant to rule 15c3-1	$	19,106

Schedule III

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section (k)(2)(ii) paragraph:

Fuerst Securities Corporation as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section (k)(2)(ii) paragraph:

> Fuerst Securities Corporation as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Cordovano and Harvey, P.C. *Certified Public Accountants*

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

To the Board of Directors and Shareholder of
Fuerst Securities Corporation

**Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption From SEC Rule 15c3-3**

In planning and performing our audit of the financial statements and supplementary schedules of Fuerst Securities Corporation (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the accounting system.

Segregation of Duties
The size of the business necessarily imposes practical limitation on the effectiveness of those internal accounting control procedures that rely on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

General Ledger
During the year ended December 31, 2001, the Company did not maintain a general ledger. SEC Rule 17a-3 specifies the minimum books and records a broker-dealer must maintain, which includes a general ledger. Alternative auditing procedures were performed to conduct the audit without the Company's general ledger. Recommendations have been made to the Company through a management letter dated March 25, 2002 to correct the weakness in internal controls.

Income Taxes
As of the date of this report, the Company had not filed its Form 1120 federal income tax return for the year ended December 31, 2000.

The above conditions were considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the financial statements for the year ended December 31, 2001. This report does not affect our report on these financial statements dated March 25, 2002.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Harvey, P.C.

Cordovano and Harvey, P.C.
March 25, 2002